UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: May 12, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated May 12, 2026

2